Exhibit 12

	2014	2013	2012	2011	2010
Earnings
Net Income (Loss) Before benefit for income taxes	491,882	423,795	417,224	(103,154)	319,197
Plus: Fixed Charges per below	79,159	77,811	83,445	76,744	67,967

Total Earnings (Loss)	571,041	501,606	500,669	(26,410)	387,164

Fixed Charges
Interest on Debt	61,338	59,978	62,274	60,283	56,696
Amortization of Debt Expense	6,646	5,458	5,185	1,093	1,369
Interest on Rental Expense	11,176	12,375	15,986	15,369	9,902

Total Fixed Charges	79,159	77,811	83,445	76,744	67,967

Ratio Earnings to Fixed Charges	7.2	6.4	6.0	N/A	5.7

Deficiency of Earnings Available to Cover Fixed Charges	—	—	—	(103,154)	—